July 10, 2012

Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618
Santiago, Chile 8240400


Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
John Reynolds
Assistant Director

     Re: PN Med Group Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed July 2, 2012
         File No. 333-181229

As per your comments dated July 9, 2012 please see the following responses:

Use of Proceeds, page 9

1. We note your response to comment 2 in our letter dated June 25, 2012, and we reissue, in part, the comment. We continue to note that you will allocate your proceeds pro rata to the uses described in each of the scenarios described in the Use of Proceeds table. As written, this disclosure remains inconsistent with the remainder of your use of proceeds section because it appears that you have allocated a fixed amount to pay for legal and professional fees as well as advertising expenses. Please revise to clarify your disclosure or remove the reference to the pro rata use of proceeds in each offering scenario. Given that you intend to implement your plan of operations regardless of the funds raised in the offering, please describe how your proceeds will be allocated if you raise less than $25,000.

Pedro Perez Niklitschek
PN Med Group Inc.
July 10, 2012
Page 2


Response: We will allocate our proceeds as described in each of the scenarios in the Use of Proceeds table exactly as it is stated there and in our disclosures.

Regardless of the amount of funds raised we will initially seek to use the proceeds of the offering to cover our legal and professional fees of $10,000 for all of our scenarios. Advertising column includes printing of product list brochures for our potential clients and it will cost us $500. This will be similar for all of our scenarios.

We have clarified further to state that if we are unable to raise at least $25,000 we will allocate our proceeds to the uses described in the $25,000 scenario. We will use our funds accordingly to the Use of Proceeds table in the same order as stated in the Use of Proceeds table. We will initially seek to use the proceeds of the offering to cover our legal and professional fees of $10,000. Our sole director agreed to lend the company more funds to cover all our expenses on a required basis as stated in the $25,000 scenario.

2. We note your response to comment 3 in our letter dated June 25, 2012, and we reissue the comment. Despite your response, we continue to note your statement under the $25,000 category that your car column will include car rental and purchase based on the sale of 25%, 50%, 75% and 100% of the securities offered by the Company. Please advise or revise.

Response: We have removed the statement in question.

Sincerely,


/s/ Pedro Perez Niklitschek
-------------------------------------
President
PN Med Group Inc.